Effective at the close of business on May 25,
 2007, the Fund acquired the net assets
of Atlas S&P
500 Index Fund in a
tax-free exchange for Class
A shares of the Fund. Shares
were issued to shareholders
of Atlas S&P 500 Index Fund
at an exchange ratio of 0.18
for Class A shares of the Fund.
The acquired net assets consisted
primarily of portfolio securities
with an unrealized appreciation
of $38,234,769. The aggregate
 net assets of the Fund and Atlas
S&P 500 Index Fund immediately
prior to the acquisition were
 $974,553,568 and $129,006,508,
 respectively. The aggregate
net assets of the Fund immediately
after the acquisition were $1,103,560,076.